Exhibit 99.1

Scully Royalty Ltd. Board of Directors Terminates CEO and Commences Search for New CEO

Stuart, Florida, Jan. 12, 2026 (GLOBE NEWSWIRE) -- MILFAM LLC (“MILFAM”) announced today that the recently elected board of directors of Scully Royalty Ltd. (the “Company”) (NYSE:SRL) has terminated for cause CEO, CFO, and President Samuel Morrow and rescinded all authority held by Mr. Morrow with respect to the Company and its subsidiaries. Any action taken by Mr. Morrow or at his direction from this point forward is invalid. The board of directors will be assuming day to day operations of the Company while it searches for new officers.

As previously announced on December 29, pursuant to the Annual General Meeting of Shareholders of the Company on December 27, 2025, Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers were elected to the board of directors of the Company (the “New Board”). The incumbent directors were not reelected (the “Former Board”).

Upon election, the New Board immediately took steps to exercise control of the Company and begin working with Mr. Morrow. However, the Former Board, including Mr. Morrow, have refused to acknowledge or take direction from the New Board. Mr. Morrow, in his executive capacity, was given multiple opportunities to engage with the New Board in good faith. Instead, he refused to timely comply with even the New Board’s most basic requests and has instead continued to advance the Former Board’s agenda to obstruct the will of the majority of the shareholders.

Mr. Wichers, the new Chairman of the Board of Directors noted that “Since MILFAM submitted its notice of nomination on November 25, the Former Board members have openly attempted to entrench themselves and deny the will of the overwhelming majority of shareholders. Nonetheless, it is undisputed that the New Board received the support of shareholders accounting for approximately 59% of the outstanding shares. The New Board is committed to taking every necessary step, including litigation, to ensure the result of that vote has full effect. We will also be reviewing the operations of the Company to ensure the shareholders’ interests are being protected, including reviewing the ongoing litigation with Raiffeisen Bank International AG.

We encourage all stakeholders to contact the New Board with any questions, issues, or items of business. We look forward to putting this transition behind us and driving improved performance and accountability for the benefit of the Company going forward. ”

Contact Information for the New Board

Email: SRL-Board@outlook.com

Forward-Looking Statements

All statements in this press release that are not based on historical fact are “forward -looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward -looking statements—based on certain assumptions and describing our future plans, strategies, and expectations—can generally be identified by the use of terms such as “approximate,” “anticipate,” “attempt,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal, ” “hope,” “intend,” “may,” “plan,” “possible,” “potential,” “project,” “seek,” “should,” “will,” “would,” or other comparable terms (including the negative of any of the foregoing), although some forward-looking statements are express differently. Each forward-looking statement contained in this release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the New Board’s search for a new CEO and other executive officers and the New Board’s plans with respect to management of the Company.

You should not rely on forward-looking statements as predictions of future events. Forward-looking statements in this press release speak only as of the date of issuance, and the New Board assumes no obligation to update such statements to reflect actual results or changes in expectations, except as required by law.